FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO: 333-163411

WELLS CORE OFFICE INCOME REIT, INC.
SUPPLEMENT NO. 7 DATED DECEMBER 28, 2011
TO THE PROSPECTUS DATED AUGUST 10, 2011

This document supplements, and should be read in conjunction with, our prospectus dated August 10, 2011 relating to our offering of 230,000,000 shares of common stock, as supplemented by supplement no. 4 dated October 11, 2011, supplement no. 5 dated November 10, 2011, and supplement no. 6 dated November 23, 2011. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the acquisition of all of the outstanding common units of a real estate investment trust that owns an office building in Columbia, Maryland;

•	information regarding our indebtedness;

•	an update to our Federal Income Tax Risks; and

•	an update to our Prior Performance Summary.

Status of the Offering

We commenced this initial public offering on June 10, 2010, pursuant to which we are offering up to 200,000,000 shares of our common stock in a primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our distribution reinvestment plan at the higher of $23.75 or 95% of the estimated value of a share of our common stock. As of December 22, 2011, we had raised aggregate gross offering proceeds of approximately $221.3 million from the sale of approximately 8.9 million shares in this offering, including shares sold under our distribution reinvestment plan.

Property Acquisition

On December 28, 2011, we acquired all of the outstanding common units in The Point at Clark Street REIT, LLC ("Franklin Center REIT"), a Maryland corporation qualifying as a real estate investment trust that owns a seven-story office building in Columbia, Maryland (the "Franklin Center Building"), for approximately $65.0 million, exclusive of closing costs. The acquisition of Franklin Center REIT was funded with proceeds from a $300.0 million secured revolving credit facility and proceeds raised from this offering. Franklin Center REIT was acquired from Principal Enhanced Property Fund, L.P., which is not affiliated with us, our advisor, or an affiliate of our advisor. After completion of the transaction, various unrelated unit holders continued to hold 110 units of Franklin Center REIT's preferred units, which represent an ownership interest of approximately 0.08%.

Franklin Center REIT owns all of the membership interests in Franklin Center, LLC, a Delaware limited liability company that owns the Franklin Center Building. The Franklin Center Building, which was built in 2008 and is located on approximately 14.96 acres, contains approximately 200,600 aggregate rentable square feet. The Franklin Center Building is 100% leased to two tenants and is anchored by SAIC, Inc. (“SAIC”), which leases approximately 99% of the building. SAIC is a provider of scientific, engineering, systems integration and technical services and solutions in such areas as national security, intelligence and homeland defense. The Franklin Center Building is the home for SAIC's Cyber Innovations Center.

The current aggregate annual base rent is approximately $5.6 million. The current weighted-average rental rate over the lease term is approximately $30.20 per square foot. The current weighted-average remaining lease term is approximately eight years. SAIC has the option to renew the term of its lease for three additional five-year periods, at the then-current market rate. SAIC also has two, one-time rights to give back one full floor by providing nine months notice and paying a contraction penalty determined by the floor vacated. The first contraction option date is December 31, 2014 and requires a penalty ranging from $0.7 million to $1.0 million. The second contraction option date is December 31, 2017 and requires a penalty ranging from $0.3 million to $0.4 million.

The average occupancy rate for the Franklin Center Building during each of the last two years was as follows:

Year	Average Occupancy Rate
2009	27%
2010	83%

The average annual rental rate per square foot, calculated as the annualized base rental rate divided by leased square feet, for each of the last two years for the Franklin Center Building was as follows:

Year	Average Annual Rental Rate per Square Foot
2009	$26.28
2010	$26.59

The table below sets forth a schedule for expiring leases for the Franklin Center Building by square footage and by annualized base rent in the year of expiration.

Year	Number of Leases Expiring	Annualized Base Rent	% of Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Leased Rentable Square Feet Expiring
2011	—	—	—	—	—
2012	—	—	—	—	—
2013	—	—	—	—	—
2014	—	—	—	—	—
2015	—	—	—	—	—
2016	—	—	—	—	—
2017	—	—	—	—	—
2018	—	—	—	—	—
2019	1	$6,811,160	99.3%	198,634	99.0%
2020	1	$47,094	0.7%	1,959	1.0%
Thereafter	—	—	—	—	—

Based on the current condition of the Franklin Center Building, we do not believe it will be necessary to make significant renovations to the Franklin Center Building. Our management believes that the Franklin Center Building is adequately insured.

Information Regarding Our Indebtedness

As of December 28, 2011, our debt-to-gross-real-estate-asset ratio, or the ratio of total debt to total purchase price of real estate assets, was approximately 40%. As of December 28, 2011, we had total outstanding indebtedness of approximately $126.0 million, which consisted of approximately $90.0 million drawn from a $300.0 million secured revolving credit facility, a $24.9 million mortgage loan with PNC Bank, National Association that matures on June 27, 2014, which we refer to as the Technology Way Loan, and an $11.1 million mortgage loan with Jackson National Life Insurance Company that matures on November 1, 2012, which we refer to as the Royal Ridge V Loan.

Risk Factors

Federal Income Tax Risks

The following risk factor revises and supplements, as appropriate, the risk factors included in our prospectus under the heading “Risk Factors – Federal Income Tax Risks.”

Our failure to qualify as a REIT for federal income tax purposes would reduce the amount of income we have available for distribution and limit our ability to make distributions to our stockholders.

Our qualification as a REIT will depend upon our ability to meet requirements regarding our organization and ownership, distributions of our income, the nature and diversification of our income and assets and other tests imposed by the Internal Revenue Code. If we fail to qualify as a REIT for any taxable year after electing REIT status, we will be subject to federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the dividends-paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

Additionally, we may from time to time form or acquire interests in subsidiary entities taxable as REITs. If one or more such entities were to fail to qualify as a REIT, our own compliance with the REIT qualification tests may be threatened. For a discussion of the REIT qualification tests and other considerations relating to our election to be taxed as REIT, see “Federal Income Tax Considerations.”

Update to our Prior Performance Summary

The following disclosure is added to the “Prior Performance Summary” section of our prospectus.

Estimated Valuation of Another Public Real Estate Investment Program Sponsored by our Sponsor.

On November 8, 2011, Wells Real Estate Investment Trust II, Inc. (“Wells REIT II”), another public real estate investment program sponsored by our sponsor announced an estimated per-share value of its common stock equal to $7.47 per share, calculated as of September 30, 2011. Shares of Wells REIT II’s common stock were originally sold in its best efforts public offerings for a gross offering price of $10.00 per share.

As with any valuation methodology, the valuation methodology used by Wells REIT II utilizes a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated value and these differences could be significant. The estimated value per share was adopted pursuant to the specific valuation policy of Wells REIT II and does not represent the fair value of the shares calculated in accordance with generally accepted accounting principals ("GAAP") or the price at which the shares would trade on a national securities exchange. The Wells REIT II valuation policy and the announcement of the estimated value should be reviewed for additional information and limitations.

SUPPLEMENTAL INFORMATION - The prospectus of Wells Core Office Income REIT, Inc. consists of this sticker, the prospectus dated August 10, 2011, supplement no. 4 dated October 11, 2011, supplement no. 5 dated November 10, 2011, supplement no. 6 dated November 23, 2011, and supplement no. 7 dated December 28, 2011.
Supplement no. 4 includes:

•
operating information, including the status of the offering, portfolio data, selected financial data, distribution information, dilution information, information about our share redemption program, and compensation to our advisor, our dealer manager and their affiliates;

•	an update to the cover page risk factors;

•	an update to the risk factors in the Prospectus Summary section of our prospectus;

•	an update to the risks related to an investment in our shares;

•	limitations on the consideration to be paid in a possible internalization transaction;

•	the breaking of escrow in Pennsylvania;

•	experts information; and

•	information incorporated by reference.

Supplement no. 5 includes:

•	the status of the offering;

•	information regarding our indebtedness;

•	the amended share redemption program;

•
“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2011, filed on November 10, 2011; and

•	our unaudited financial statements as of and for the three and nine months ended September 30, 2011, as filed in our Quarterly Report on Form 10-Q, filed on November 10, 2011.

Supplement no. 6 includes:

•	an update regarding our dealer manager.

Supplement no. 7 includes:

•	the status of the offering;

•	the acquisition of all of the outstanding common units of a real estate investment trust that owns an office building in Columbia, Maryland;

•	information regarding our indebtedness;

•	an update to our Federal Income Tax Risks; and

•	an update to our Prior Performance Summary.